Exhibit 16.1

Ernst & Young LLP 3900 One Shell Square 701 Poydras Street New Orleans, Louisiana 70139 Tel: +1 504 581 4200 Fax: +1 504 596 4233 www.ey.com
August 25, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated August 25, 2008 of LHC Group, Inc. and are in agreement with the statements contained in paragraphs one through three and five of Item 4.01 (a) on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2007 financial statements.

A member firm of Ernst & Young Global Limited